Exhibit (a)(5)(D)

NEWS RELEASE

FOR IMMEDIATE RELEASE

HOUSTON and LONDON, July 9, 2019

LyondellBasell Announces Preliminary Results of Modified Dutch Auction Tender Offer

HOUSTON and LONDON, July 9, 2019 — LyondellBasell (NYSE: LYB) today announced the preliminary results of its “modified Dutch Auction” tender offer, which expired one (1) minute after 11:59 p.m., New York City time, on July 8, 2019.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer (the “Depositary”), a total of 35,145,068 shares of LyondellBasell’s ordinary shares, €0.04 par value per share, were properly tendered and not properly withdrawn at or below the purchase price of $88.00 per share, including 12,965,389 shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the Depositary, LyondellBasell expects to acquire approximately 35,145,068 shares at a price of $88.00 per share, for an aggregate cost of approximately $3.09 billion, excluding fees and expenses relating to the tender offer.  These shares represent approximately 9.5 percent of the shares outstanding as of July 8, 2019.

The number of shares to be purchased and the purchase price are preliminary and subject to change.  The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period.  The final number of shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process.  Payment for the shares accepted under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as dealer managers for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson LLC, toll-free at (866) 300-8594.

About LyondellBasell

LyondellBasell is one of the largest plastics, chemicals and refining companies in the world. Driven by its employees around the globe, LyondellBasell produces materials and products that are key to advancing solutions to modern challenges like enhancing food safety through lightweight and flexible packaging, protecting the purity of water supplies through stronger and more versatile pipes, improving the safety, comfort and fuel efficiency of many of the cars and trucks on the road, and ensuring the safe and effective functionality in electronics and appliances. LyondellBasell sells products into more than 100 countries and is the world’s largest producer of polymer compounds and the largest licensor of polyolefin technologies. In 2019, LyondellBasell was named to Fortune magazine’s list of the “World’s Most Admired Companies.” More information about LyondellBasell can be found at www.LyondellBasell.com.

Forward-Looking Statements

The statements in this release relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual results could differ materially based on factors including, but not limited to: the business cyclicality of the chemical, polymers and refining industries; the availability, cost and price volatility of raw materials and utilities, particularly the cost of oil, natural gas, and associated natural gas liquids; competitive product and pricing pressures; labor conditions; LyondellBasell’s ability to attract and retain key personnel; operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental risks); the supply/demand balances for LyondellBasell’s and LyondellBasell’s joint ventures’ products, and the related effects of industry production capacities and operating rates; LyondellBasell’s ability to achieve expected cost savings and other synergies; LyondellBasell’s ability to successfully execute projects and growth strategies; any proposed business combination, the expected timetable for completing any proposed transactions and the receipt of any required governmental approvals, future financial and operating results, benefits and synergies of any proposed transactions and future opportunities for the combined company; legal and environmental proceedings; tax rulings, consequences or proceedings; technological developments, and LyondellBasell’s ability to develop new products and process technologies; potential governmental regulatory actions; political unrest and terrorist acts; risks and uncertainties posed by international operations, including foreign currency fluctuations; and LyondellBasell’s ability to comply with debt covenants and service LyondellBasell’s debt. The accuracy of our expectations and predictions is also subject to the following risks and uncertainties: (1) the price and time at which we may make any additional share repurchases following completion of the tender offer and the number of shares acquired in such repurchases; and (2) changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of the United States or international lending, capital and financing markets. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the “Risk Factors” section of LyondellBasell’s Form 10-K for the year ended December 31, 2018, which can be found at www.LyondellBasell.com on the Investor Relations page and on the Securities and Exchange Commission’s website at www.sec.gov.

###

Source:  LyondellBasell Industries

Media Contact:  Michael Waldron +1 713-309-7575

Investor Contact:  David Kinney +1 713-309-7141